International Paper Company
Deferred Compensation
Savings Plan

Financial Statements
as of December 31, 2002 and 2001, and for the Years Ended December 31, 2002, 2001, and 2000, and Independent Auditors' Reports

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934


 For the Year Ended December 31, 2002             Commission file number 1-3157


                           INTERNATIONAL PAPER COMPANY
                       DEFERRED COMPENSATION SAVINGS PLAN
                            (Full title of the plan)


                           INTERNATIONAL PAPER COMPANY
                               400 Atlantic Street
                               Stamford, CT 06921
                            Telephone: (203) 541-8000
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


                                   13-0872805
                      (I.R.S. Employer Identification No.)


================================================================================

Special Note with Respect to Report of Arthur Andersen LLP for the Year Ended December 31, 2000

In connection with International Paper Company's ("Company") change of auditors by its Board of Directors on April 9, 2002, the employee benefit plans sponsored by the Company have also changed auditors. The auditor of International Paper Company Deferred Compensation Savings Plan (formerly International Paper Company Unfunded Savings Plan) (the "Plan") for fiscal years 2001 and 2002 is Deloitte & Touche LLP. During the fiscal year ended December 31, 2000, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. The SEC has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporating its report as having certified our financial statements for the Plan for the year ended December 31, 2000. The report of Arthur Andersen LLP included herein is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

Because Arthur Andersen LLP has not consented to such incorporation, you may have no effective remedy against Arthur Andersen LLP for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP, or any omissions to state a material fact required to be stated therein. In addition, the ability of Arthur Andersen LLP to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a practical matter due to recent events regarding Arthur Andersen LLP.

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORTS                                                  1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of December 31, 2002
   and 2001                                                                    3

 Statements of Changes in Net Assets Available for Benefits for the Years
   Ended December 31, 2002, 2001, and 2000                                     4

   Notes to Financial Statements                                               5

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of International Paper Company
  Deferred Compensation Savings Plan:

We have audited the accompanying statements of net assets available for benefits of International Paper Company Deferred Compensation Savings Plan (formerly International Paper Company Unfunded Savings Plan) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan for the year ended December 31, 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their report dated June 11, 2001.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2002 and 2001 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

June 24, 2003

This report is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Plan Administrator of the International Paper Company
  Unfunded Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the International Paper Company Unfunded Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.


/s/ Arthur Andersen LLP

Memphis, Tennessee
June 11, 2001

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001 (In Thousands)
--------------------------------------------------------------------------------


                                                                   2002            2001
ASSETS - Receivable from International Paper Company (Note 2)    $100,005        $87,828
                                                                 --------        -------

NET ASSETS AVAILABLE FOR BENEFITS                                $100,005        $87,828
                                                                 ========        =======


See notes to financial statements.

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000 (In Thousands)
--------------------------------------------------------------------------------


                                                            2002         2001         2000
ADDITIONS:
  Participant deferrals                                  $  8,041      $11,290      $ 8,507
  Company matching deferrals                                2,088        2,119        1,536
  Integration benefit program deferrals (Note 1)              -           -           2,303
  Transfer from other plans (Note 1)                       14,957         -           3,453
                                                         --------      -------      -------

        Total additions                                    25,086       13,409       15,799

DEDUCTIONS:
  Investment loss                                           8,094        1,441        7,157
  Benefits paid to participants                             4,815        6,531        4,686
                                                         --------      -------      -------

      Total deductions                                     12,909        7,972       11,843

NET INCREASE                                               12,177        5,437        3,956

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                        87,828       82,391       78,435
                                                         --------      -------      -------

  End of year                                            $100,005      $87,828      $82,391
                                                         ========      =======      =======

See notes to financial statements.

INTERNATIONAL PAPER COMPANY
DEFERRED COMPENSATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001,
AND FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of the International Paper Company Deferred Compensation Savings Plan (the "Plan") provides only general information about the provisions of the Plan. The Plan was formerly referred to as the International Paper Company Unfunded Savings Plan. Participants should refer to the Plan's summary plan description for a more complete description of the Plan's provisions.

      General - The Plan is available to senior managers and certain highly compensated employees of International Paper Company and certain of its subsidiaries (the "Company") who participate in the International Paper Company Salaried Savings Plan ("SSP"). The Plan is an unfunded deferred compensation plan providing employees an opportunity to save for their retirement through employee deferrals and Company matching deferrals. The Plan was amended, effective, April 1, 2002, changing the name from International Paper Company Unfunded Savings Plan to International Paper Company Deferred Compensation Savings Plan.

      Participation in the Plan is voluntary. Employees are eligible to participate in the Plan if they are eligible to participate in the SSP and are employed at a certain level or have SSP plan compensation in excess of certain amounts for the preceding calendar year. In order to participate, an eligible employee must enroll in the Plan and be actively contributing to the SSP. If an employee chooses to participate in the Plan, contributions are first made to the SSP and, upon reaching a statutory limit on contributions to the SSP, deferrals will be made to the Plan for the remainder of the calendar year based on the percentage of compensation which the employee elects to defer to the Plan. The employee must choose to either maximize before-tax contributions or to maximize contributions to the SSP, which choice will determine when deferrals commence to the Plan. If a participant transfers to a subsidiary or group that does not participate in the Plan, the participant is no longer eligible to make deferrals under the Plan or receive Company matching deferrals. However, his or her account will remain in the Plan until the designated distribution date. All deferred amounts and all Plan benefits are paid directly by the Company from its general assets at the time benefits become due and payable under the Plan.

      Effective July 1, 2000, former Union Camp Corporation (a company acquired by the Company during 1999) salaried employees became eligible to participate in the Plan. Also on July 1, 2000, the Union Camp Corporation Supplemental Retirement Plan merged into the Plan.

      Effective April 1, 2002, former Champion International Corporation (a company acquired by the Company during 2000) salaried employees became eligible to participate in the Plan. Also on April 1, 2002, the Champion International Corporation Non-Qualified Supplemental Savings Plan and the Champion International Corporation Management Incentive Deferral Plan merged into the Plan.

      Deferrals - Eligible employees may defer 1% - 85% of their total pay to the Plan. Effective April 1, 2002, the Company will credit Company matching deferrals in an amount equal to 70% of the participant's deferral on the first 4% of compensation and an additional 50% of the participant's deferral on the next 4% of compensation. Prior to April 1, 2002, the amount of Company matching deferrals varied by location. In addition, employees eligible to participate in the Plan may elect to defer their bonuses paid under the Company's Management Incentive Plan ("MIP") to the Plan. Deferral elections must be made by August 31 of the year the bonus is earned.

      Other Deferrals - During 2000, approximately $2,303,000 was transferred into the Plan under the Company's Integration Benefit Program ("IBP"). Under the IBP, certain employees of the combined company of Union Camp Corporation and the Company were identified for termination. Outside the IBP, benefits were offered to certain senior executives and managers, of which several elected to transfer their benefits into the Plan rather than receiving annuity payments.

      Investments - Participants direct the investment of their deferrals into various investment fund equivalents offered by the Plan. The Plan currently offers mutual funds, pooled accounts, and the Company's common stock ("Company Stock Fund Equivalent") as investment options for participants.

      Effective April 1, 2002, 50% of the Company matching deferrals is invested in the Company Stock Fund Equivalent and the remaining 50% may be invested in any investment fund equivalent selected by the participant. Prior to April 1, 2002, 100% of the Company matching deferrals was invested in the Company Stock Fund Equivalent.

      Beginning in the year a participant reaches age 55, or upon termination of employment, a participant may diversify all or part of the deferrals restricted to investment in the Company Stock Fund Equivalent to any of the other investment fund equivalents.

      Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's deferrals, the Company's matching deferrals and an allocation of plan earnings, and is charged with benefit distributions, if applicable, and allocations of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Participants are immediately vested in their deferrals, plus earnings or losses thereon. Vesting in the Company's matching deferral portion of their accounts is based on years of continuous service, according to the following schedules:

      Effective April 1, 2002

      Years of Completed Service                                 Percent Vested
      Less than 3                                                            0%
      3 or more                                                            100%


      Prior to April 1, 2002

      Years of Completed Service                                 Percent Vested
      Less than 3                                                            0%
      3 but less than 4                                                     35%
      4 but less than 5                                                     70%
      5 or more                                                            100%

      Participants also are fully vested in the Company matching deferrals upon attainment of age 65, termination of employment due to death or total disability, or termination of employment due to permanent closing of the work facility.

      Payment of Benefits - Distributions are normally made when a participant retires, terminates employment, becomes permanently disabled or dies. All distributions are paid in cash.

      A participant who is terminating employment may elect to defer distribution up to age 70 1/2 and/or may elect to receive distribution in a lump-sum payment or through installments over 5 to 20 years. If the participant fails to make an election before termination of employment, distribution is made in a lump-sum payment in January following termination of employment.

      Prior to April 1, 2002, only employees who were eligible for retirement or who were disabled could elect to defer distribution up to age 70 1/2 or elect distribution through installments over 5 to 20 years.

      Death benefits to a beneficiary are generally paid in a lump-sum. If a participant dies while receiving installment payments, the remaining installment payments continue to be paid to the designated beneficiary.

      Prior to April 1, 2002, active employees could make partial or full withdrawals of the value of basic or supplemental deferrals as follows:

         (a) At initial plan participation, an eligible employee could designate specific dollar amounts to be paid at specific future dates. These withdrawal designations were irrevocable. These withdrawals were available provided the designated dates occurred before termination of employment. There were no penalties associated with this type of withdrawal.

         (b) After initial plan participation, a participant could request a withdrawal of a specific dollar amount to be paid at a date in the year following the request. A participant's deferrals to the Plan were suspended during the year in which the withdrawal was paid. Any withdrawal amount designated after initial Plan participation was reduced by 10% (forfeiture) prior to payment.

      Effective April 1, 2002, active employees may request a withdrawal, for any reason and in any amount. Provided that the request is made at least six months prior to the designated payment date and payment is made in the calendar year following the request, there are no penalties assessed against the amount of the requested withdrawal. Any withdrawal requested not meeting these requirements will be assessed a 10% (forfeiture) penalty. A requested withdrawal may be cancelled if notice of cancellation is made at least six months prior to the designated payment date and in the calendar year preceding the year in which the designated payment date is to occur. Otherwise, a withdrawal request is irrevocable.

      In addition, effective April 1, 2002, active employees may request a hardship withdrawal if they have already requested a hardship withdrawal from the SSP for the same event. The amount is to be paid from the balance of employee deferrals and cannot exceed the excess of the amount of the financial hardship over the amount of the hardship withdrawal from the SSP. There is a 12-month suspension of all deferrals to the Plan following a hardship withdrawal. Certain conditions are necessary for a participant to qualify for a hardship withdrawal.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      Net Assets Available for Benefits - The Plan's net assets available for benefits consist of a receivable from the Company as all Plan benefits are paid directly from the Company's general assets.

      Expenses - Administrative expenses of the Plan are charged to participant accounts or may be paid by the Company.

      Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3.    INCOME TAX STATUS

      Because the Plan is unfunded with benefits paid solely out of the general assets of the Company, no provision for federal income taxes has been made in the accompanying financial statements. The Plan is not required to maintain its assets in a trust. The Plan is an unfunded employee pension benefit savings plan which is maintained by the Company "for the purpose of providing deferred compensation for a select group of management or highly compensated employees"; and the Plan is, therefore, exempt from Parts 2, 3 and 4 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which pertain to participation, vesting, funding and fiduciary responsibilities. Pursuant to regulations issued by the Secretary of Labor in 29 CFR 2520.104-23, the Plan is exempt from the reporting and disclosure provisions of Part 1 of Subtitle B of Title I of ERISA, except for providing Plan documents to the Secretary of Labor upon request. Title IV of ERISA, relating to plan termination insurance, does not apply to the Plan. The Plan is a nonqualified plan for federal income tax purposes and is not subject to the qualification requirements of Section 401 of the Internal Revenue Code of 1986, as amended.

4.    PLAN TERMINATION

      It is the Company's intention to continue the Plan. However, the Company has the right under the Plan to amend, suspend, or terminate the Plan at any time. In the event of termination, Plan benefits will be used solely for the benefit of the participants and their beneficiaries.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                     INTERNATIONAL PAPER COMPANY
                                     DEFERRED COMPENSATION SAVINGS PLAN



                                     By  /s/ Jerome N. Carter
                                         ---------------------------------------
                                         Jerome N. Carter, Senior Vice President
                                         and Plan Administrator

Date:  June 27, 2003
       Stamford, Connecticut



                            STATEMENT OF DIFFERENCES

  The section symbol shall be expressed as ...............................'SS'